UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2004

SPORTECH PLC

(Translation of Registrant’s name into English)

Sportech House, Enterprise Way

Wavertree Technology Park

Liverpool, L13 1FB

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MATERIAL DISCLOSURES

Attached as Exhibit 1 is a copy of an announcement made by the Registrant, to the London Stock Exchange in England on July 28, 2004, announcing the date of the release of its interim results.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPORTECH PLC (Registrant)

Date: September 1, 2004	By:	/s/ Robert Haggis
	Name:	Robert Haggis
	Title:	Company Secretary

3

Exhibit 1

RNS Number:2785B

Sportech PLC

28 July 2004

SPORTECH PLC

Notification of Interim Results

Sportech PLC will be announcing its interim results for the six months ended 30 June 2004 on Wednesday 15 September 2004.

For further information, please contact:

Sportech PLC

Suzanne Judge, Head of Corporate Communication	0151 288 3059

Bell Pottinger Corporate & Financial

David Rydell or Charlotte Kirkham	020 7861 3232

This information is provided by RNS

The company news service from the London Stock Exchange

END